ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF
SILVER STANDARD RESOURCES INC. (THE “COMPANY”)

May 11, 2011

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

Shares represented at the meeting:	59,662,981 (74.49%)
Total outstanding Shares as at Record Date:	80,088,236

MATTERS VOTED UPON		VOTING RESULTS
1.	Set the Number of Directors To set the number of directors at six.	Votes in Favour 58,777,425 (98.52%)	Votes Against 881,610 (1.48%)
The number of directors was set at six.
2.	Election of Directors
The election of the following nominees as directors of the Company for the ensuing year or until their successors are appointed:
                       A.E. Michael Anglin
                       John R. Brodie, FCA
                       Richard C. Campbell, MBE
                       Richard D. Paterson
                       John Smith
	Peter W. Tomsett	Votes in Favour 43,294,408 (99.00%) 33,849,659 (77.40%) 43,282,137 (98.97%) 43,278,448 (98.96%) 43,512,749 (99.50%) 34,820,839 (79.62%)	Votes Withheld 436,819 (1.00%) 9,881,568 (22.60%) 449,090 (1.03%) 452,779 (1.04%) 218,478 (0.50%) 8,910,388 (20.38%)
Each of the six nominees proposed by management was elected as a director of the Company.
3.	Appointment of Auditors The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and the authorisation of the directors to set their remuneration.	Votes in Favour 59,396,554 (99.56%)	Votes Withheld 262,481 (0.44%)
PricewaterhouseCoopers LLP, Chartered Accountants, was re-appointed as the auditors of the Company and the directors were authorised to set their renumeration.
4.	Approval of Stock Option Plan
	Approval of the Stock Option Plan as described in the Company’s Management Information Circular and as revised on April 26, 2011 as disclosed via the Company’s new release dated same day.	Votes in Favour 39,989,025 (91.44%)	Votes Against 3,742,202 (8.56%)
The Silver Standard Stock Option Plan (the “Plan”) as described in the Management Information Circular dated April 6, 2011, as amended on April 26, 2011, including the reserving for issuance under the Plan at any time of a maximum of 8.5% of the issued common shares of the Company, a cap on director participation under the Plan of 1% of the issued and outstanding common shares of the Company and that shareholder approval be obtained to reduce the exercise price or extend the expiry term of options granted to all option holders, be and is hereby authorized and approved.

May 12, 2011
Vancouver, British Columbia